SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

  (Mark One)

      |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       OR

      |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                         Commission file number: 1-12385

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

            NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

      NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM


Dated: June 25, 2004             /s/ J. Michael Hateley
                                 ---------------------------
                                 By: J. Michael Hateley
                                     Chairman, Administrative Committee

Northrop Grumman Financial
Security and Savings Program

(Formerly the Litton Financial Security and Savings Program)

Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003, Supplemental
Schedule and Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
(Formerly the Litton Financial Security and Savings Program)

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                         Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                     1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002    2

   Statement of Changes in Net Assets Available for Plan Benefits for the
     Year Ended December 31, 2003                                                           3

   Notes to Financial Statements                                                           4-12

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i, Schedule of
     Assets (Held at End of Year) at December 31, 2003                                     13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Northrop Grumman Financial Security and Savings Program

We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Financial Security and Savings Program (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Los Angeles, California
June 25, 2004

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
(FORMERLY THE LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                                                  2003
                                              --------------------------------------------
                                               Retirement       Savings
                                                 Account        Account         Total
                                              --------------------------------------------
ASSETS:
  Investments, at Fair Value
   (Notes 1, 2, 3, 4 and 5):
    Investment in Northrop Grumman Employee
      Benefit Plan Master Trust               $433,186,560                  $  433,186,560
    Investment in Northrop Grumman Defined
      Contribution Plans Master Trust                   --   $716,609,904      716,609,904
    Short-term investments                              --      2,891,365        2,891,365
    Loans receivable from participants                  --     31,357,193       31,357,193
                                              --------------------------------------------
           Total investments                   433,186,560    750,858,462    1,184,045,022
                                              --------------------------------------------

  Receivables:
    Employee deposits                               29,877         28,752           58,629
    Employer contributions                             -          670,919          670,919
                                              --------------------------------------------
           Total receivables                        29,877        699,671          729,548
                                              --------------------------------------------
           Total assets                        433,216,437    751,558,133    1,184,774,570
                                              --------------------------------------------

LIABILITIES:
  Accrued expenses                                 331,992        391,373          723,365
                                              --------------------------------------------

           Total liabilities                       331,992        391,373          723,365
                                              --------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $432,884,445   $751,166,760   $1,184,051,205
                                              ============================================


                                                                  2002
                                              --------------------------------------------
                                               Retirement      Savings
                                                 Account       Account         Total
                                              --------------------------------------------
ASSETS:
  Investments, at Fair Value
   (Notes 1, 2, 3, 4 and 5):
    Investment in Northrop Grumman Employee
      Benefit Plan Master Trust               $369,013,143                  $  369,013,143
    Investment in Northrop Grumman Defined
      Contribution Plans Master Trust                   --   $665,220,727      665,220,727
    Short-term investments                              --            -                 --
    Loans receivable from participants                  --     26,082,904       26,082,904
                                              --------------------------------------------
           Total investments                   369,013,143    691,303,631    1,060,316,774
                                              --------------------------------------------

  Receivables:
    Employee deposits                              219,509        281,249          500,758
    Employer contributions                             -          158,003          158,003
                                              --------------------------------------------
           Total receivables                       219,509        439,252          658,761
                                              --------------------------------------------
           Total assets                        369,232,652    691,742,883    1,060,975,535
                                              --------------------------------------------

LIABILITIES:
  Accrued expenses                                 408,174        532,362          940,536
                                              --------------------------------------------
           Total liabilities                       408,174        532,362          940,536
                                              --------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS        $368,824,478   $691,210,521   $1,060,034,999
                                              ============================================

See accompanying notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
(FORMERLY THE LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                                             Retirement         Savings
                                                                               Account          Account           Total
                                                                             -----------------------------------------------
INVESTMENT INCOME (Notes 2, 3, 4 and 5):
  Plan interest in the Northrop Grumman Employee Benefit Plan Master Trust   $ 87,099,511                    $    87,099,511
  Plan interest in the Northrop Grumman Defined Contribution Plans
    Master Trust                                                                       --   $ 116,781,367        116,781,367
  Interest                                                                             --          34,680             34,680
                                                                             -----------------------------------------------
           Total investment income                                             87,099,511     116,816,047        203,915,558
                                                                             -----------------------------------------------

DEPOSITS AND CONTRIBUTIONS:
  Employee deposits                                                            24,249,637      21,842,980         46,092,617
  Employer contributions                                                               --      11,334,109         11,334,109
  Employee rollovers into plan                                                         --         406,461            406,461
                                                                             -----------------------------------------------
           Total deposits and contributions                                    24,249,637      33,583,550         57,833,187
                                                                             -----------------------------------------------

DEDUCTIONS:
  Benefits paid to participants (Note 1)                                       46,139,712      88,849,429        134,989,141
  Administrative expenses                                                       1,150,826       1,549,660          2,700,486
                                                                             -----------------------------------------------
           Total deductions                                                    47,290,538      90,399,089        137,689,627
                                                                             -----------------------------------------------

TRANSFERS FROM (TO) OTHER PLANS                                                     1,357         (44,269)           (42,912)
                                                                             -----------------------------------------------
NET INCREASE                                                                   64,059,967      59,956,239        124,016,206

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                           368,824,478     691,210,521      1,060,034,999
                                                                             -----------------------------------------------

  End of year                                                                $432,884,445   $ 751,166,760    $ 1,184,051,205
                                                                             ===============================================

See accompanying notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
(FORMERLY THE LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman Financial Security and Savings Program (the "FSSP" or the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The FSSP is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      General -- The FSSP is a tax-qualified defined contribution plan established effective October 1, 1984 by Litton Industries, Inc. ("Litton") for the benefit of employees of its U.S. subsidiaries and divisions as well as employees of Premier America Credit Union, an unaffiliated entity. Effective January 1, 1996, employees have been eligible to participate in the Plan upon their date of hire on a voluntary basis. In addition, prior service credit may be given to employees of certain businesses acquired by the Company from time to time.

      Effective June 2001, Litton was acquired by and became a wholly owned subsidiary of Northrop Grumman Corporation ("NGC"), which assumed sponsorship of the Plan.

      Effective in 2002, the Plan transferred all FSSP Retirement Account assets to the Northrop Grumman Employee Benefit Plan Master Trust (the "Pension Master Trust") and all FSSP Savings Account assets to the Northrop Grumman Defined Contribution Plans Master Trust (the "Savings Master Trust"). State Street Bank and Trust Company ("State Street" or the "Trustee") acts as Trustee for the both the Pension and Savings Master Trusts.

      Effective January 1, 2003, the Plan was amended to change its name from the "Litton Financial Security and Savings Program" to the "Northrop Grumman Financial Security and Savings Program". Both the savings and ESOP features are reported within the Plan's 2003 financial statements as they have been in prior periods.

      Effective July 1, 2003, certain employees were no longer eligible to make deposits to the Plan. Instead, such employees became eligible to actively participate and make deposits to the Northrop Grumman Savings Plan.

      Employee Deposits and Company Contributions -- The Plan includes an FSSP Retirement Account and an FSSP Savings Account. A participant may deposit from 1% to 4% of his/her annual cash compensation into the FSSP Retirement Account. A participant's FSSP Retirement Account deposits provide the basis for determining the extent to which the participant is entitled to receive pension benefits under the Litton heritage retirement plans (collectively, the "Litton Retirement Plans"). As of June 1, 2002, a participant who deposits 4% of his/her annual cash compensation into the FSSP Retirement Account could deposit an additional 1% to 26% into the FSSP Savings Account (prior to June 1, 2002, the FSSP Savings Account deposit limit was 16%). Subject to certain collective bargaining agreements, the Company currently matches 50% of the first 6% of a participant's deposits to the FSSP, with such contributions remitted to the participant's FSSP Savings Account.

      The investment of FSSP Retirement Account deposits is directed solely by the Investment Committee. FSSP Savings Account deposits are invested, as designated by the participant, in one or more of the investment funds currently available. However, the aggregate amount of deposits for any plan year to all FSSP accounts may not exceed the maximum amounts for such year allowable under Section 401(k) of the Internal Revenue Code (the "Code").

      Each year, as required by the Plan document, the Plan re-allocates current year deposits to ensure that each participant receives the maximum pension and company matching contributions that he/she is eligible to receive, subject to federal deferral and compensation limits. Maximization is performed at the end of the calendar year or upon termination of employment, whichever comes first. To the extent that deposits are re-allocated from a participant's FSSP Savings Account to his/her FSSP Retirement Account, the amount of Company matching contributions on any such re-allocated amounts may be forfeited if the re-allocation reduces his/her deposits below the maximum level eligible for Company matching contributions. Forfeitures of Company matching contributions plus investment earnings thereon are used to reduce subsequent Company matching contributions.

      Vesting -- A participant is always fully vested in his/her FSSP deposits (including any investment earnings thereon). Participants currently vest at 50% in all Company matching contributions plus related investment earnings after two full years of service and 100% after three full years of service. Full vesting also occurs if a participant (while in the employ of the Company) dies, becomes totally disabled or terminates employment on or after his/her 65th birthday.

      Upon termination of employment, a participant forfeits any non-vested amounts of Company matching contributions plus investment earnings related thereto. Forfeitures for a terminated participant may be restored depending on the time elapsed from his/her termination date and the time that the terminated participant was employed by the Company immediately prior to such termination of employment.

      Payment of Benefits -- Upon termination of service (including termination due to death, disability or retirement), a participant may receive a lump sum payment of his/her FSSP Retirement and/or Savings Account balances. A participant may also delay his/her lump sum payment until the age of 70 1/2, if the total account balances exceed $5,000. In addition, a participant has the option of choosing to take the total distribution as a life or, if married, 50% joint and survivor annuity or, at retirement, to elect a rollover of his/her FSSP Retirement Account to the Litton Retirement Plans.

      A participant's benefit under the Litton Retirement Plans is determined by the amount of deposits to his/her FSSP Retirement Account. To achieve the maximum retirement benefit under such retirement plans, the FSSP provides that employees must, on an annual basis, deposit the lesser of: (i) 4% of their annual compensation, (ii) the 401(k) deferral limit as defined by the Internal Revenue Code, (iii) 4% of the pay cap limit as defined by the Internal Revenue Code or (iv) such lesser maximum amount as may result from the application of the nondiscrimination tests. The FSSP and Litton Retirement Plans together constitute a qualified offset arrangement as defined in Section 1116(f) of the Tax Reform Act of 1986.

      Withdrawals -- Effective November 18, 2002, a participant may withdraw all or a portion of his or her Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document).

      Participant Accounts -- A separate account is maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Investments -- Effective May 1, 2002, participant deposits to the FSSP Retirement Account are invested in the Northrop Grumman Employee Benefit Plan Master Trust (a non-participant directed investment). Participants must allocate their deposits and Company matching contributions between one or more of the Savings Account (participant directed) investment funds described below. Participants can change the allocation of future deposits among funds and/or transfer existing account balances between such funds once every month in 1% increments.

      o U.S. Equity Fund -- The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund's objectives are capital appreciation over the long term, along with current income (dividends). The fund's stock investments are selected by independent professional investment managers appointed by the Plan's Investment Committee.

      o U.S. Fixed Income Fund -- The Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades (i.e., A or better) assigned by Moody's Investor Services or Standard & Poor's Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified and maintains an average maturity of 10 years. The securities are selected by independent professional investment managers appointed by the Plan's Investment Committee.

      o Stable Value Fund -- The Plan holds an interest in the Northrop Grumman Stable Value Fund (the "Stable Value Fund"; see Note 4). Investments in the Stable Value Fund are diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan's Investment Committee.

      o Northrop Grumman Fund -- The Northrop Grumman Fund invests primarily in Northrop Grumman Corporation common stock.

      o Balanced Fund -- The Balanced Fund is a fully diversified portfolio consisting of fixed portions of five of the savings plan funds (Stable Value Fund, U.S. Equity Fund, Fixed Income Fund, International Equity Fund and Small Cap Fund). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

      o International Equity Fund -- The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund's objectives are capital appreciation over the long term, along with current income (dividends).

      o Small Cap Fund -- The Small Cap Fund consists of stocks of a diversified group of small capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund's objective is capital appreciation over the long term, rather than current income (dividends).

      o Equity Index Fund--The Equity Index Fund consists of a diversified portfolio of stocks, as defined by an established market index. These stocks are selected by independent professional investment managers appointed by the Plan's Investment Committee. This fund is designed to provide results that closely match those of the Standard & Poor's 500 Stock Index.

      o High Yield Bond Fund--The High Yield Bond Fund consists of below-investment-grade securities (i.e., BBB or lower) assigned by Moody's Investor Services or Standard & Poor's Corporation. The fund seeks to exceed the return of the high-quality (investment grade) bond market.

      o International Bond Fund--The International Bond Fund consists of non-U.S. dollar denominated debt instruments rated within the three highest investment grades (i.e., A or better) by Moody's Investor Services or Standard & Poor's Corporation. The fund's objective is to provide a higher level of income and capital appreciation than the domestic fixed income market.

      o Emerging Markets Fund--The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund's objective is capital appreciation over the long term.

      Contributions deposited into each investment fund buy a number of units in each fund. The value of each participant's account within each fund depends on two factors: (1) the number of units purchased to date, and (2) the current value of each unit. Unit values are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions, and transfers. Participants may change their investment options daily.

      Participant Loans -- FSSP loans may be made only from an active participant's vested FSSP Savings Accounts to a maximum loan amount of the lesser of 50% of such account balances or $50,000. The interest rate on such loans is the trustee's prime rate plus 1% on the first day of the month in which the participant applies for the loan. Interest is computed based upon the loan recipient's pay period (e.g., monthly, bi-weekly).

      Active participants' FSSP loan repayments are generally made by means of payroll deductions. Loan repayments after termination may be made by check if the participant's account balance remains in the FSSP. The maximum loan repayment period is fifteen years if the loan proceeds are used to purchase the participant's principal residence; otherwise, the maximum repayment period for a loan is five years. Outstanding loan balances can be repaid in full at any time.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Risks and Uncertainties -- The Plan invests in various securities including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of those securities may occur in the near term which could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition -- The Plan's investments, including the Plan's interest in the master trusts, are stated at fair value as determined by the Trustee. The underlying investments in the master trusts are valued with investments in securities traded on a national securities exchange valued at their quoted market price at the end of the Plan year and securities that have no quoted market price presented at their estimated fair value.

      Securities are valued at their market values based on information and financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade such securities (investment managers or the Investment Committee, as applicable). The Trustee relies on the prices provided by pricing sources, the investment managers or Investment Committee as a certification as to value in performing any valuations or calculations required of the Trustee.

      All securities and cash or cash equivalents are quoted in the local currency and then converted into US dollars using the appropriate exchange rate obtained by the Trustee. The investment contracts with insurance companies included in the Stable Value Fund are stated at contract value (see Notes 4 and 5). Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Pension Master Trust and Savings Master Trust are added to the cost of such securities or other investments or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

      The Pension Master Trust and Savings Master Trust allocate investment income, realized gains and losses and unrealized appreciation and depreciation on the underlying securities to the participating plans monthly and daily, respectively, based on the market value of each plan's investment. The unrealized appreciation or depreciation in the aggregate current value of investments is the difference between current value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.

      Expenses -- Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

      Payment of Benefits -- Benefits are recorded when paid.

3.    INVESTMENTS

      As of December 31, 2003, the Plan's investments included a proportionate interest in certain investments held by the Pension Master Trust and Savings Master Trust. These investments are stated at fair values determined and reported by the Trustee in accordance with the master trust agreements established by the Company (see Note 2). Proportionate interests of each participating plan are ascertained on the basis of the Trustee's plan accounting method for master trust arrangements. Plan assets represent 2.6% and 3.0% and 11.1% and 14.6% of total net assets as reported by the Trustee of the Pension Master Trust and Savings Master Trust, respectively, as of December 31, 2003 and 2002. Only investments held in the FSSP Savings Account are participant directed in nature.

      As of December 31, 2003, Pension Master Trust and Savings Master Trust assets of $1,637,900,325 and $695,984,508, respectively, were on loan to third party borrowers under security lending agreements. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the Plan.

      The net assets of the Pension Master Trust and Savings Master Trust at fair value are as follows as of December 31, 2003 and 2002:

                                                           2003                                2002
                                             -------------------------------------------------------------------
                                                 Pension          Savings           Pension          Savings
                                              Master Trust      Master Trust     Master Trust      Master Trust
                                             -------------------------------------------------------------------
Assets:
  Temporary investments (See Note 4)         $ 1,115,677,812   $  152,963,469   $ 1,048,047,128   $  298,243,357
  U.S. and foreign government securities       2,184,295,445      411,233,413     1,893,873,412      314,399,692
  Corporate debt instruments                   2,007,959,795      174,859,840     1,845,446,648      186,349,259
  Common stocks                                9,002,881,015    2,487,376,512     6,241,146,078    1,704,725,533
  Common/collective trust funds                  973,957,209    1,507,330,059       767,420,654      440,836,676
  Real estate                                    254,160,126               --        85,671,225               --
  Guaranteed and synthetic investment
    contracts (See Notes 4 and 5)                         --    1,757,340,661                --    1,690,110,231
  Other investments                            1,742,860,005       11,684,933     1,220,936,503        3,790,201
                                             -------------------------------------------------------------------
         Total investments                    17,281,791,407    6,502,788,887    13,102,541,648    4,638,454,949

  Receivables for investments sold               242,094,717       28,549,033       630,337,569       55,685,018
  Dividends, interest and taxes receivable        58,759,708        8,511,236        55,685,261        6,938,752
  Other receivables                                       --               --           766,961               --
  Receivables for foreign exchange               225,805,839               --       248,255,892               --
                                             -------------------------------------------------------------------
         Total assets                         17,808,451,671    6,539,849,156    14,037,587,331    4,701,078,719
                                             -------------------------------------------------------------------

Liabilities:
  Due to broker for securities purchased         786,038,673       80,811,923     1,285,315,934      151,289,439
  Payables for foreign exchange                  225,795,300               --       248,222,060               --
  Other liabilities                                2,910,189               --         1,011,540               --
                                             -------------------------------------------------------------------
  Total liabilities                            1,014,744,162       80,811,923     1,534,549,534      151,289,439
                                             -------------------------------------------------------------------
Net assets of the Master Trusts              $16,793,707,509   $6,459,037,233   $12,503,037,797   $4,549,789,280
                                             ===================================================================

      Investment income (loss) for the Pension Master Trust and Savings Master Trust for the Plan year ended December 31, 2003 is as follows:

                                                                          Pension           Savings
                                                                       Master Trust      Master Trust
                                                                      --------------------------------
      Net appreciation (depreciation) in fair value of investments:
        Temporary investments                                         $       343,854    $          --
        U.S. and foreign government securities                              7,148,911       (6,430,781)
        Corporate debt instruments                                        140,192,683        9,472,406
        Common stocks                                                   2,156,288,180      435,855,240
        Common/collective trust funds                                     238,741,503      213,116,026
        Real estate                                                        15,778,318               --
        Other investments                                                 137,514,858          260,091
                                                                      --------------------------------
             Net appreciation                                           2,696,008,307      652,272,982

      Interest                                                            212,029,725        2,807,904
      Dividends                                                           132,092,299       60,745,505
      Other income                                                        109,132,598       87,034,461
      Investment manager fees                                             (48,626,266)     (10,641,254)
                                                                      --------------------------------
      Total investment income                                         $ 3,100,636,663    $ 792,219,598
                                                                      ================================

      Other than the Plan's interests in the Pension and Savings Master Trusts, there are no assets held for investment that represent 5% or more of the FSSP's net assets at December 31, 2003 and 2002.

4.    INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

      A portion of the Plan's investments in the Savings Master Trust is in the Northrop Grumman Stable Value Fund, which was established for the investment of the assets of the Plan and two other NGC sponsored savings plans. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2003 and 2002, the Plan's interest in the net assets of the Stable Value Fund were approximately 8.0% and 12.5%, respectively of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

      Investments held in the Stable Value Fund were as follows as of December 31, 2003 and 2002:

                                                                                2003            2002
      Guaranteed and Synthetic Investment Contracts (at contract value)   $ 1,757,340,661   $1,690,110,231
      Merrill Lynch Retirement Preservation Trust                             353,175,048              --
      Cash and cash equivalents                                                 7,241,405      49,488,133
                                                                          --------------------------------

      Total                                                               $ 2,117,757,114   $1,739,598,364
                                                                          ================================

      Investment income of the Stable Value Fund totaled $85,849,902 for the year ended December 31, 2003.

      The Plan has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2003, no borrowings under this arrangement were outstanding.

5.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      All investment contracts held by the Stable Value Fund are considered to be fully benefit responsive and therefore are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

      The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets are referred to as a Synthetic Investment Contract ("SIC") and are recorded at contract value. The SICs held by the Stable Value Fund had a contract value totaling $1,753,314,248 and $1,646,981,826 at December 31, 2003 and 2002. The fair value of the underlying assets related to the wrapper contracts totaled $1,834,125,347 and $1,746,621,817 as of December 31, 2003 and 2002, respectively.

      The fair value of the non-synthetic guaranteed investment contracts totaled $4,027,108 and $43,495,206 at December 31, 2003 and 2002,
      respectively.

      The following information is disclosed for the investment contracts within the Stable Value Fund as of December 31, 2003:

                                                                           2003           2002
         Average yield of assets on December 31                              4.68%          5.53%
         Average crediting interest rate of assets at December 31            4.68%          5.53%
         Average duration                                               3.16 years     2.58 years

6.    PARTIES-IN-INTEREST TRANSACTIONS

      During 2003 and 2002, the Plan incurred $147,488 and $121,419, respectively, in fees related to services rendered by the Trustee. The FSSP had transactions with the Trustee's short-term investment funds, a liquidity pooled funds in which participation commences and terminates on a daily basis. In Plan management's opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

7.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the FSSP is terminated, all participants will become 100% vested in their total FSSP account balances.

8.    FEDERAL INCOME TAXES STATUS

      The IRS has determined and informed the Company by a letter dated May 14, 2003 that the Plan, as amended, and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan's qualified status. In November 2003, the IRS issued a Voluntary Correction Program compliance statement regarding certain operational defects that had been previously identified by the Plan Sponsor. In accordance with that compliance statement, corrections are being made. The costs for the corrections did not have a material adverse impact on the Plan and have been recorded in the Plan's financial statements as of December 31, 2003. Management believes that the Plan is designed and currently being operated within the applicable requirements of the Code and the related trust was tax exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31:

                                                                                 2003               2002

      Net assets available for Plan benefits per the financial statements   $ 1,184,051,205    $ 1,060,034,999
      Less:  Amounts allocated to withdrawing participants                       (7,373,290)       (10,098,576)
                                                                            ----------------------------------

      Net assets available for Plan benefits per the Form 5500              $ 1,176,677,915    $ 1,049,936,423
                                                                            ==================================

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

      Benefits paid to participants per the financial statements                  $ 134,989,141
      Add: Amounts allocated to withdrawing participants at December 31, 2003         7,373,290
      Less: Amounts allocated to withdrawing participants at December 31, 2002      (10,098,576)
                                                                                  -------------

      Benefits paid to participants per the Form 5500                             $ 132,263,855
                                                                                  =============

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                     ******

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
(FORMERLY THE LITTON FINANCIAL SECURITY AND SAVINGS PROGRAM)

FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
--------------------------------------------------------------------------------

       Identity of Issue,
      Borrower, Lessor, or                                Description of                           Current
         Similar Party                                      Investment                              Value
*Northrop Grumman Employee Benefit             Participation in Northrop Grumman
    Plan Master Trust                            Employee Benefit Plan Master Trust          $  433,186,560

*Northrop Grumman Defined Contribution         Participation in Northrop Grumman
    Plans Master Trust                           Defined Contribution Plans Master Trust        716,609,904

*State Street Bank and Trust Company           Participation in the Cash/STIF Accounts            2,891,365

*Northrop Grumman Corporation                  Participant loans (prime plus 1%)                 31,357,193
                                                                                             --------------

TOTAL                                                                                        $1,184,045,022
                                                                                             ==============

*Party-in-interest